Hogan Lovells US LLP 1735 Market Street, Floor 23 Philadelphia, PA 19103 T +1 267 675 4600 F +1 267 675 4601 www.hoganlovells.com

January 21, 2021

VIA EDGAR

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ada D. Sarmento

Re:	Beyond Air, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed January 12, 2021
File No.: 001-38892

Dear Ms. Sarmento:

On behalf of our client, Beyond Air, Inc. (the “Company”), we submit this letter in response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission on January 21, 2021 relating to the above referenced Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”). The Company is concurrently filing an updated Preliminary Proxy Statement (the “Updated Preliminary Proxy Statement”). Set forth below is the Staff’s comment in bold type, followed by the response submitted on behalf of the Company.

Preliminary Proxy Statement on Schedule 14A

Proposal No. 5, page 39

1.	We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

Hogan Lovells US LLP is a limited liability partnership registered in the District of Columbia. “Hogan Lovells” is an international legal practice that includes Hogan Lovells US LLP and Hogan Lovells International LLP, with offices in: Alicante Amsterdam Baltimore Beijing Birmingham Boston Brussels Colorado Springs Denver Dubai Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston Johannesburg London Los Angeles Luxembourg Madrid Mexico City Miami Milan Minneapolis Monterrey Moscow Munich New York Northern Virginia Paris Perth Philadelphia Rome San Francisco São Paulo Shanghai Silicon Valley Singapore Sydney Tokyo Warsaw Washington, D.C. Associated Offices: Budapest Jakarta Riyadh Shanghai FTZ Ulaanbaatar Zagreb. Business Service Centers: Johannesburg Louisville. Legal Services Center: Berlin. For more information see www.hoganlovells.com

- 2 -	January 21, 2021

Company Response:

The forum selection provision in the Company’s Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), identifying the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action”, does not apply to suits arising under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company has updated the disclosure on page 39 of the Updated Preliminary Proxy Statement and will acknowledge in risk factor disclosure in its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2020 and in future filings that the portion of the Certificate of Incorporation requiring the Court of Chancery of the State of Delaware to be the exclusive forum for certain suits would not apply with respect to suits arising under the Exchange Act.

Should the Staff have additional questions or comments concerning the foregoing, please do not hesitate to contact me at (267) 675-4671 or steve.abrams@hoganlovells.com.

Sincerely,

/s/ Steven J. Abrams
Steven J. Abrams

cc:	Adam Newman, Beyond Air, Inc.